Robert Cohen
Tel. 212.801.9200
cohenr@gtlaw.com

April 7, 2009

VIA EDGAR

Jeffrey P. Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Responses to comment letter dated February 10, 2009
BioCancell Therapeutics Inc..
Form S-1/A, Filed February 2, 2009, File No. 333-156252

Dear Mr. Riedler:

This letter is written in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) received by facsimile on February 10, 2009, with respect to the above referenced Form S-1/A Registration Statement File No. 333-156252 (“Registration Statement”) filed February 2, 2009 of BioCancell Therapeutics Inc. (the “Company”).  For ease of reference, the Staff’s comments are each set forth in full below in bold-type, and the Company’s response immediately follows each comment.

General

1.	Please include a recently dated accountant's consent letter with your next amended filing as required by Item 601 of Regulation S-K.

Pursuant to the Staff's request, we have included a recently dated accountant's consent letter which is being filed together with the Company's Amendment No. 2 to Form S-1.

Prospectus Summary - Our Business, page 1

2.
We note that you revised your disclosure here and elsewhere as appropriate throughout the prospectus in response to our previous comment 2 to clarify information regarding the clinical trials of BC-819 for use in treating bladder carcinoma, and for pancreatic and ovarian cancer. Please revise the disclosure further to remove language indicating that your clinical trials were "approved" by the FDA as clinical trials aren't approved but are able to commence 30 days after filing of an IND if the FDA does not object within that time period.

Jeffrey P. Riedler
April 7, 2009

_____________________

Pursuant to the Staff's request, the Company has revised its disclosure regarding the approval of its Phase I/IIa clinical trials, to reflect the fact that the Company was entitled to commence its clinical trials following the 30 day period referred to above. Please see the revised disclosure on Pages 1, 24, and 28 of the Company's Amendment No. 2 to Form S-1.

Risks Related to Our Business, page 1

3.
We note that you added a bullet-pointed list of the most significant risks related to your business and to owning shares of your stock in response to our prior comment. Please either revise the last bullet point regarding the possibility that your shares will be thinly traded, or alternatively, add an additional bullet point regarding the likelihood that your shares will be subject to further restrictions as a penny stock, as discussed in the risk factor on page 20.

Pursuant to the Staff's request, the Company has revised its disclosure to include an additional bullet point regarding the likelihood that its shares will be subject to further restrictions as a penny stock. Please see the revised disclosure on Page 2 of the Company's Amendment No. 2 to Form S-1.

Our Process of Research and Development - Target Identification and Validation, page 25

4.
We note that in response to our previous comment 12 you have revised the disclosure in this subsection to indicate that past studies are not indicative of future results, and that they will continue doing further, larger, studies which may have different outcomes. However, certain statements still remain that may cause the reader to conclude that the safety and efficacy of BC-819 in treating bladder and ovarian cancer has been firmly established, such as:

•	We believe that the safety of the proposed drug has been proven through the results of pre-clinical and clinical studies, and the following considerations; and

•	We believe that these results indicate that BC-819 is effective in treating patients with superficial bladder cancer tumors.

Please revise the disclosure in this section to limit your discussion to the results that you observed and remove any conclusionary statements regarding the safety or efficacy of the BC-819 drugs.

Pursuant to the Staff's request, the Company has revised its disclosure regarding the safety or efficacy of the BC-819 drugs, to remove any conclusionary statements. Please see the revised disclosure on Pages 26 and 27 of the Company's Amendment No. 2 to Form S-1.

Jeffrey P. Riedler
April 7, 2009

_____________________

5.
Please further revise the disclosure in the second full paragraph on page 7 to explain that no p-values were calculated because the study did not include a control group. Please also disclose why you did not include a control group.

Pursuant to the Staff's request, the Company has revised its disclosure to explain why there was no control group and why no p-values were calculated. Please see the revised disclosure on Page 27 of the Company's Amendment No. 2 to Form S-1.

Intellectual Property, page 31

6.
We note that in response to our previous comments 14 and 15 you have included additional disclosure in this subsection. However, though you state that you have licensed products from Yissum in connection with the HI9 gene, the table on page 31 indicates that a number of your groups of patents are related to the H19 gene. Please disclose the number of patents, or the percentage of the 48 patents and patent applications your company claims rights to, that were licensed from Yissum.

Pursuant to the Staff's request, the Company has revised its disclosure to clarify that all of its patents and patent applications were licensed from Yissum and are subject to the Yissum license agreement. Please see the revised disclosure on Page 31 of the Company's Amendment No. 2 to Form S-1.

Plan of Distribution, page 83

7.
Please revise this section so that it conforms to revised disclosure elsewhere in the prospectus regarding the sale of shares by the selling shareholders at a fixed price until a market develops in the US.

Pursuant to the Staff's request, the Company has revised its disclosure so that it conforms to its revised disclosure elsewhere in the prospectus regarding the sale of shares by the selling shareholders at a fixed price until a market develops in the US. Please see the revised disclosure on Page 83 of the Company's Amendment No. 2 to Form S-1.

Exhibits

8.
We note your response to our previous comment 16 that the supply agreement with Althea Technologies will be filed as Exhibit 10.2, but that it will be filed with a future amendment. Please file the exhibit with your next amendment, or as soon as possible thereafter as we will need time to review them prior to granting effectiveness of the registration statement.

The Company supplementally advises the Staff that it is seeking confidential treatment to portions of the supply agreement. Pursuant to the Staff's request, Exhibit 10.2 is being filed together with the Company's Amendment No. 2 to Form S-1, absent such provisions for which the Company is seeking confidential treatment.

Sincerely,

Robert Cohen

Enclosures